Exhibit (a)(1)(R)

Australia Acquisition Corp. Terminates Tender Offer

Melbourne, Australia, November 15, 2012 – Australia Acquisition Corp. (“AAC”) (OTCQB: AACPF; AACOW; AACOU) today announced today that it is terminating, effective immediately, its previously announced tender offer, as amended, (the “Tender Offer”) to purchase for cash up to 5,887,999 ordinary shares, par value $0.001 per share (the “shares”), at a price of $10.10 per share, net to the seller in cash, without interest. AAC terminated the Offer because of insufficient time to satisfy certain conditions to closing contained in the Stock Purchase Agreement dated as of July 11, 2012 (as amended, from time-to-time, the “Stock Purchase Agreement”), by and among AAC, Harbinger Capital Partners Master Fund I, Ltd., a company incorporated under the laws of the Cayman Islands as an exempted company with limited liability (“Harbinger Master”), Harbinger Capital Partners Special Situations Fund, L.P., a limited partnership organized under the laws of the State of Delaware (“Harbinger Special Situations”), and Credit Distressed Blue Line Master Fund, Ltd., a company incorporated under the laws of the Cayman Islands as an exempted company with limited liability (“Blue Line” and together with Harbinger Master, and Harbinger Special Situations the “Sellers”). AAC and the Sellers mutually agreed to terminate the Stock Purchase Agreement after determining that certain conditions to closing the proposed transaction would not be satisfied by November 15, 2012, and as a result, on November 15, 2012 a winding up of AAC was automatically triggered which (i) commences the process of distributing all funds remaining (including any interest earned on the amounts in the Trust Account and not reserved for the Company) in the Trust Account (subject to creditor claims), pro rata, to its public shareholders and (ii) ceases all operations of AAC except for the purpose of any winding up of its affairs and dissolving.

AAC is not accepting for payment any Ordinary Shares that have been tendered, and such Ordinary Shares will be returned promptly, without expense, to the holders who have tendered such shares (or, in the case of shares tendered by book-entry transfer through the DTC, such shares will be credited to the appropriate account maintained with the DTC). The Tender Offer consideration of $10.10 will not be paid or become payable to any holders of Ordinary Shares pursuant to the Tender Offer. Under no circumstances should Ordinary Shares be tendered to AAC or DTC and, if tendered, such Ordinary Shares will not be accepted and will be promptly returned to the tendering shareholder.

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell or a solicitation of consents with respect to any securities.

About Australia Acquisition Corp.

Australia Acquisition Corp. is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination. Australia Acquisition Corp. is a Cayman Islands corporation formed in 2010 with Peter Ziegler as its Chairman and Chief Executive Officer, Charbel Nader as its Executive Vice President, and Stephen Streeter as its Chief Financial Officer and Executive Vice President.

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KCSA Strategic Communications

212.896.1206 / 212.896.1215

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